

Mail Stop 7010

May 13, 2008

via U.S. mail and facsimile

Larry W. Seay
Executive Vice President and Chief Financial Officer
Meritage Homes Corporation
17851 North 85th Street, Suite 300
Scottsdale, Arizona 85255

>   **RE: Meritage Homes Corporation**
>   **Form 10-K for the Fiscal Year Ended December 31, 2007**
>   **Filed February 25, 2008**
>   **File No. 1-9977**

Dear Mr. Seay:

        We have reviewed your response letter dated May 7, 2008 and have the following additional comment. Where indicated, we think you should revise your document in future filings in response to this comment. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 22

Critical Accounting Policies, page 24

1. We note that you evaluate your real estate assets for impairment at the community level for which impairments are measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. As such, it is unclear how you are able to aggregate the amount of impairments at the community level without undue burden but you are unable to aggregate the remaining carrying value of those same communities. As previously requested, please disclose the carrying value of those communities with impairments as of the end of the fiscal year. Also, as previously requested, please disclose the number of communities that you evaluated

for impairment and the number of communities for which you recorded a real estate inventory impairment. Please provide us with the disclosures you intend to include in future filings.

*   *   *   *

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter on EDGAR that keys your responses to our comments and provides any requested supplemental information. Detailed response letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Tracey Houser, Staff Accountant, at (202) 551-3736, or in her absence, John Hartz, Senior Assistant Chief Accountant, at (202) 551-3689, or me at (202) 551-3355, if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Terence O'Brien
Accounting Branch Chief